Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 26, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey and Mr. Chad Eskildsen

Re:	A&Q Long/Short Strategies Fund LLC (File No. 333-251803)

Ladies and Gentlemen:

On behalf of A&Q Long/Short Strategies Fund LLC (the "Acquiring Fund"), transmitted for filing as EDGAR correspondence are the Acquiring Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by Ms. Dubey and Mr. Eskildsen of the Staff to me on January 4, 2021 and January 7, 2021. The Staff's comments related to the Acquiring Fund's Registration Statement on Form N-14 (the "Registration Statement"), filed with the Commission on December 29, 2020. The Registration Statement contained a Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") and Statement of Additional Information ("SAI") related to the proposed merger of A&Q Masters Fund (the "Fund" and, together with the Acquiring Fund, the "Funds") with and into the Acquiring Fund, pursuant to an Agreement and Plan of Merger (the "Reorganization").

We plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on or about February 5, 2021 to respond to the Staff's comments, complete certain financial information and file certain exhibits to the Registration Statement. The Prospectus/Proxy Statement and SAI included in the Amendment will be marked to show changes from the versions included in the Registration Statement. Please be advised that we plan to file a request, accompanying the Amendment, seeking acceleration of the effectiveness of the Amendment to Wednesday, February 10, 2021, or as soon thereafter as practicable.

Set forth below are Ms. Dubey's and Mr. Eskildsen's comments, and the Acquiring Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement. Attached hereto as Appendices A and B are drafts of the (i) opinion and consent of Proskauer Rose LLP, the Acquiring Fund's counsel, and (ii) consent of Ernst & Young LLP, the Funds' independent registered public accounting firm, respectively.

ACCOUNTING COMMENTS

Prospectus

Comment 1.     The Staff independently calculated certain different amounts for the expense examples disclosed on pages 18-19 of the Registration Statement. Please review the expense examples and revise accordingly as necessary.

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Securities and Exchange Commission

January 26, 2021

Response 1.    The Adviser has reviewed the expense examples and has recalculated the amounts as follows:

	1 Year	3 Years	5 Years	10 Years

A&Q Masters Fund	$92	$231	$363	$667

A&Q Masters Fund Pro Forma After Q4 TO	$92	$231	$363	$667

A&Q Long/Short Strategies Fund LLC	$107	$271	$422	$748

A&Q Long/Short Strategies Fund LLC Pro Forma After Q4 TO	$108	$273	$425	$752

A&Q Long/Short Strategies Fund LLC Pro Forma After Reorganization	$99	$248	$389	$704

   Without the sales load:

	1 Year	3 Years	5 Years	10 Years

A&Q Masters Fund	$74	$215	$350	$660

A&Q Masters Fund Pro Forma After Q4 TO	$74	$215	$350	$660

A&Q Long/Short Strategies Fund LLC	$89	$256	$410	$743

A&Q Long/Short Strategies Fund LLC Pro Forma After Q4 TO	$90	$259	$413	$747

A&Q Long/Short Strategies Fund LLC Pro Forma After Reorganization	$80	$233	$377	$698

Securities and Exchange Commission

January 26, 2021

DISCLOSURE COMMENTS

Questions and Answers

Comment 2. The third sentence of the answer to the question "What are the expected benefits of the proposed Reorganization for me?" states:

In addition, the Adviser has informed the Fund's Board of Trustees that:  (i) the Acquiring Fund has better recent performance than the Fund; (ii) if the Reorganization is approved and consummated, the Acquiring Fund will have a lower asset-based fee structure than the Fund; and (iii) following consummation of the Reorganization, the Acquiring Fund is expected to have a similar direct annual expense ratio (which does not include "Acquired Fund Fees and Expenses") to that of the Fund (see "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Direct Fund Expenses?" below) (internal footnote omitted).

To the extent accurate, please disclose that the Adviser informed the Fund's Board of Trustees that, following consummation of the Reorganization, the Acquiring Fund is expected to have a higher total annual expense ratio (i.e., including "Acquired Fund Fees and Expenses") than the Fund.

In addition, the Staff notes that, as respects romanette (iii) in the aforementioned disclosure, the direct annual expense ratio of the Acquiring Fund following consummation of the Reorganization will be one basis point higher than that of "A&Q Masters Fund Pro Forma After Q4 TO." Accordingly, please revise the aforementioned disclosure to indicate that the direct annual expense ratio of the Acquiring Fund following consummation of the Reorganization will be higher than that of the Fund.

Response 2.    We propose to revise the disclosure as follows:

In addition, the Adviser has informed the Fund's Board of Trustees that: (i) the Acquiring Fund has better recent performance than the Fund; (ii) if the Reorganization is approved and consummated, the Acquiring Fund will have a lower asset-based fee structure than the Fund; and (iii) following consummation of the Reorganization, the Acquiring Fund is expected to have a similar (i.e., one basis point higher) direct annual expense ratio (which does not include "Acquired Fund Fees and Expenses") to that of the Fund, but a higher total annual expense ratio (including "Acquired Fund Fees and Expenses") than that of the Fund (see "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Direct Fund Expenses?" below) (internal footnote omitted).

Comment 3.     The second sentence of the first paragraph of the answer to the question "Will the proposed Reorganization result in a higher management fee or higher direct fund expenses?" states:

If the Reorganization is approved and consummated, the Acquiring Fund will have a lower asset-based fee structure than the Fund, and is expected to have a similar direct annual expense ratio to that of the Fund (assuming the combined fund's asset levels remain steady).

Consistent with Staff Comment No. 2, please: (i) revise the aforementioned disclosure to indicate that the direct annual expense ratio of the Acquiring Fund following consummation of the Reorganization will be higher than that of the Fund; and (ii) disclose that, following consummation of the Reorganization, the Acquiring Fund is expected to have a higher total annual expense ratio than that of the Fund.

Response 3.    We propose to revise the disclosure as follows:

If the Reorganization is approved and consummated, the Acquiring Fund will have a lower asset-based fee structure than the Fund, and is expected to have a similar (i.e., one basis point higher) direct annual expense ratio to that of the Fund (assuming the combined fund's asset levels remain steady), but a higher total annual expense ratio (including "Acquired Fund Fees and Expenses") than that of the Fund.

Securities and Exchange Commission

January 26, 2021

Comment 4.     The fourth sentence of the second paragraph of the answer to the question "Will the proposed Reorganization result in a higher management fee or higher direct fund expenses?" states:

However, the Adviser has proposed, and the Acquiring Fund's Board of Directors has approved, a permanent reduction to the Acquiring Fund's management fee from an annual rate of 1.45% to an annual rate of 0.95% of the value of the Acquiring Fund's net assets for the month.

Unless there is a written agreement that prohibits the Adviser from seeking, in the future, investor approval to increase the Acquiring Fund's management fee, please delete "permanent" in the aforementioned disclosure.

Response 4.    We have made the requested deletion.

Comment 5.     The third paragraph of the answer to the question "Will the proposed Reorganization result in a higher management fee or higher direct fund expenses?" states:

As of the end of their most recent respective semi-annual periods, the Acquiring Fund had a higher direct annual expense ratio (2.99%) than the Fund (1.95% (gross of amounts waived by UBS HFS pursuant to the Expense Limitation and Reimbursement Agreement, as described below) and 1.83% (net of amounts waived by UBS HFS)). The Fund's direct annual expense ratio as of the close of business on December 31, 2020, however, increased to [2.05]% as a result of (i) its smaller asset base following the consummation of its fourth calendar quarter tender offer and (ii) the incentive fee earned by the Adviser in 2020. Following consummation of the Reorganization, it is expected that the Acquiring Fund's direct annual expense ratio will decrease to 2.06% as a result of (i) its larger asset base and (ii) the reduction of the management fee payable by the Acquiring Fund to UBS HFS. If, however, the combined fund's assets were to decrease over time, its direct annual expense ratio will increase.

Consistent with Staff Comment Nos. 2 and 3, please include in the aforementioned disclosure a comparison of the total annual expense ratios of the Acquiring Fund (following consummation of the Reorganization) and the Fund.

Response 5.     We propose to revise the disclosure as follows:

As of the end of their most recent respective semi-annual periods, the Acquiring Fund had a higher direct annual expense ratio (2.99%) than the Fund (1.95% (gross of amounts waived by UBS HFS pursuant to the Expense Limitation and Reimbursement Agreement, as described below) and 1.83% (net of amounts waived by UBS HFS)). The Fund's direct annual expense ratio as of the close of business on December 31, 2020, however, increased to [2.05]% as a result of (i) its smaller asset base following the consummation of its fourth calendar quarter tender offer and (ii) the incentive fee earned by the Adviser in 2020. Following consummation of the Reorganization, it is expected that the Acquiring Fund's direct annual expense ratio will decrease to 2.06% as a result of (i) its larger asset base and (ii) the reduction of the management fee payable by the Acquiring Fund to UBS HFS. If, however, the combined fund's assets were to decrease over time, its direct annual expense ratio will increase. Following consummation of the Reorganization, it also is expected that the Acquiring Fund will have a total annual expense ratio (8.15%) that is higher than that of the Fund (7.88%); however, as discussed previously, investors do not directly bear "Acquired Fund Fees and Expenses," which consist of the fees and expenses of the underlying investment funds in which the funds invest.

Securities and Exchange Commission

January 26, 2021

Comment 6.     The first sentence of the second paragraph of the answer to the question "How does the Fund's Board of Trustees recommend I vote?" states:

In this regard, the Board considered, among other things, that: (i) the Adviser expects to liquidate the Fund if the Reorganization is not approved, and that liquidation also would not be tax-free and would impose additional costs on Fund shareholders; and (ii) as opposed to liquidation of the Fund, the Reorganization will permit Fund shareholders to continue to pursue substantially similar investment goals in a larger combined fund that has an identical investment objective and substantially identical investment management policies, a lower asset-based fee structure (following consummation of the Reorganization), and better recent performance, and is expected to have a similar direct annual expense ratio (although the Acquiring Fund will not have the benefit of an expense limitation agreement).

To the extent accurate, please disclose that the Fund's Board of Trustees considered that, following consummation of the Reorganization, the Acquiring Fund is expected to have a higher total annual expense ratio than that of the Fund.

Response 6.    We propose to revise the disclosure as follows:

In this regard, the Board considered, among other things, that: (i) the Adviser expects to liquidate the Fund if the Reorganization is not approved, and that liquidation also would not be tax-free and would impose additional costs on Fund shareholders; and (ii) as opposed to liquidation of the Fund, the Reorganization will permit Fund shareholders to continue to pursue substantially similar investment goals in a larger combined fund that has an identical investment objective and substantially identical investment management policies, a lower asset-based fee structure (following consummation of the Reorganization), and better recent performance, and is expected to have a similar (i.e., one basis point higher) direct annual expense ratio (although the Acquiring Fund will not have the benefit of an expense limitation agreement), but a higher total annual expense ratio (including "Acquired Fund Fees and Expenses").

Comment 7.     The second sentence of the second paragraph of the answer to the question "How does the Fund's Board of Trustees recommend I vote?" states:

The Board further considered that the Adviser expects that Fund shareholders that do not wish to remain invested in the Fund, or become investors in the Acquiring Fund, likely will be able to exit their investment more quickly if the Reorganization is approved, as opposed to in a liquidation of the Fund, as such investors likely will be able to participate in tender offers conducted by the Acquiring Fund following consummation of the Reorganization; however, if the Fund were liquidated, Fund shareholders likely would not receive a final liquidating distribution until approximately June 2022.

Securities and Exchange Commission

January 26, 2021

In light of the reference to tender offers in this disclosure, please confirm whether the Acquiring Fund intends to apply for exemptive relief from Rule 102 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to permit disclosure of the tender offers in the Prospectus/Proxy Statement. Rule 102 states that "[i]n connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period." For purposes of Rule 102, the Reorganization is considered a "distribution of securities" of the Acquiring Fund (the "covered securities"), and the description of tender offers in the Prospectus/Proxy Statement is considered a "bid" for the covered securities, which is prohibited by Rule 102 from the period beginning on the day the Prospectus/Proxy Statement is first disseminated to investors, and ending upon the completion of the distribution (i.e., the date of the meeting at which Fund shareholders will consider and vote on the Reorganization). Accordingly, disclosure of the tender offers in the Prospectus/Proxy Statement is prohibited by Rule 102 absent exemptive relief. As an alternative to applying for exemptive relief, the Acquiring Fund may choose instead to remove all references to the tender offers from the Prospectus/Proxy Statement.

Response 7.    The tender offers referenced in the Prospectus/Proxy Statement are "excepted activities" under Rule 102(b)(2)(ii) in light of the fact that:  (i) the Acquiring Fund is a closed-end investment company (a) that engages in a continuous offering of its securities pursuant to Rule 415 under the Securities Act of 1933, as amended, and (b) whose securities are not traded on a securities exchange or through an inter-dealer quotation system or electronic communications network; and (ii) the Acquiring Fund conducts its tender offers on a quarterly basis (i.e., they are "periodic") at net asset value pursuant to Rule 13e-4 under the Exchange Act. Accordingly, the Acquiring Fund believes that the general disclosures in the Prospectus/Proxy Statement regarding the liquidity offered and tender offers conducted by the Acquiring Fund are not prohibited by Rule 102(a) of Regulation M.

Comment 8.     The answer to the question "Will I be afforded an opportunity, prior to the consummation of the Reorganization, to exit the Fund?" states:

No. Fund shareholders will not be afforded an opportunity, prior to the consummation of the Reorganization, to tender in full their Fund Shares for repurchase, should they not wish to become shareholders of the Acquiring Fund. The Acquiring Fund, however, from time to time, may offer to repurchase Acquiring Fund Interests pursuant to written tenders by investors and the Adviser expects that it will recommend to the Acquiring Fund's Board of Directors that the Acquiring Fund offer to repurchase Acquiring Fund Interests from its investors on a quarterly basis, during tender periods of not less than 20 business days. Accordingly, it is anticipated that investors who hold Acquiring Fund Interests after the consummation of the Reorganization will have an opportunity to tender their Acquiring Fund Interests in the second quarter of 2021. Fund shareholders may also vote against the Reorganization.

Securities and Exchange Commission

January 26, 2021

Please confirm supplementally whether the Fund intends to conduct any tender offers prior to the consummation of the Reorganization. If so, please explain supplementally how doing so would be consistent with Rule 14e-5 under the Exchange Act.

Response 8.    The Fund does not intend to conduct any tender offers prior to the consummation of the Reorganization. Although, historically, the Fund has conducted a tender offer in the first calendar quarter of each year, in light of the proposal to merge the Fund with and into the Acquiring Fund, the Fund will not conduct a tender offer in the first calendar quarter of 2021.

Prospectus/Proxy Statement

Comment 9.     The second paragraph under the caption "Summary—U.S. Federal Income Tax Consequences" states:

As described in this Prospectus/Proxy Statement, the Adviser expects that some portion of the underlying investments will be redeemed prior to the Closing Date; however, this will have no effect on the gain or loss to be recognized by the Fund in light of the fact that the Fund generally will be treated as having sold its assets (as of the Reorganization) for their fair market values as of the Closing Date and will recognize gain or loss thereon.

Please clarify which one of the Funds expects to redeem some portion of its underlying investments prior to the Closing Date.

Response 9.    We propose to revise the disclosure as follows:

As described in this Prospectus/Proxy Statement, the Adviser expects that some portion of the Fund's underlying investments will be redeemed prior to the Closing Date; however, this will have no effect on the gain or loss to be recognized by the Fund in light of the fact that the Fund generally will be treated as having sold its assets (as of the Reorganization) for their fair market values as of the Closing Date and will recognize gain or loss thereon.

Comment 10.  The second and third sentences of the second paragraph under the caption "Summary—Comparison of the Acquiring Fund and the Fund—Investment Programs—Investment Objectives and Policies" state:

The Fund seeks to maintain a portfolio of Investment Funds that primarily employ long/short equity strategies, including those involving foreign issuers. Similarly, the Acquiring Fund invests its assets principally in a portfolio of Investment Funds that primarily employ long/short equity strategies; such Investment Funds may invest in the securities of foreign issuers, including those in emerging markets (emphasis added).

Item 3(b) of Form N-14 requires a registrant, in the synopsis information section of the prospectus/proxy statement, to compare, and highlight differences between, the investment objectives and policies of the registrant and the company being acquired. To that end, please clarify, in the aforementioned disclosure, the difference between the two sets of emphasized language.

Securities and Exchange Commission

January 26, 2021

Response 10.   In order to clarify the absence of any substantive difference between the two investment programs as set forth in the aforementioned disclosure, we propose to revise the disclosure as follows:

~~The Fund seeks to maintain a portfolio of Investment Funds that primarily employ long/short equity strategies, including those involving foreign issuers. Similarly,~~Each of the Fund and the Acquiring Fund invests its assets principally in a portfolio of Investment Funds that primarily employ long/short equity strategies; such Investment Funds may invest in the securities of foreign issuers, including those in emerging markets.

Comment 11.  The first sentence of the first paragraph under the caption "Summary—Comparison of the Acquiring Fund and the Fund—Investment Programs—Additional Strategies" states:

In addition, at any given time, the Fund may, in the Adviser's sole discretion, invest in Investment Funds that employ other investment strategies, including, but not limited to, relative value, merger arbitrage/event-driven, global macro, distressed investing and emerging market strategies and the Acquiring Fund may, in the Adviser's sole discretion, invest in other strategies that have risks associated with them.

Consistent with Staff Comment No. 10, please clarify, in the aforementioned disclosure, the difference, if any, between the Fund and the Acquiring Fund.

Response 11.  In order to clarify the absence of any substantive difference between the two investment programs as set forth in the aforementioned disclosure, we propose to revise the disclosure as follows:

In addition, at any given time, the Fund and the Acquiring Fund may, in the Adviser's sole discretion, invest in Investment Funds that employ other investment strategies, ~~including, but not limited to,~~which may include relative value, merger arbitrage/event-driven, ~~global~~ macro, distressed investing and emerging market strategies ~~and the Acquiring Fund may, in the Adviser's sole discretion, invest in other strategies that have risks associated with them~~.

Comment 12.  The third and fourth bullet points of "Summary—Comparison of the Acquiring Fund and the Fund—Investment Programs—Additional Strategies" state:

•	(Acquiring Fund only) Macro strategies involve investing in Investment Funds that have the broadest mandate and trade in all asset classes around the world, including, but not limited to, fixed-income, equity, foreign exchange, commodities and emerging markets. Investment Managers generally will focus on underlying macro-economic fundamentals (e.g., monetary policy shifts, fiscal policy shifts, political shifts, gross domestic product growth, deficit trends, inflation, trade imbalances, interest rate trends, commodity price trends, global investor sentiment and inter-country government relations) in developing their investment theses, although technical data or money flows also may be considered. Investment Managers will establish opportunistic long or short market positions in an attempt to profit from anticipated market moves. Investments using these strategies may be either long or short, and may employ significant leverage. Examples include discretionary strategies, systematic strategies and commodity trading strategies.

Securities and Exchange Commission

January 26, 2021

•	(Fund only) Global macro strategies have broad mandates and involve trading in all asset classes around the world, including, but not limited to, fixed-income, equity, foreign exchange, commodities and emerging markets. Investment Managers generally focus on underlying macro-economic fundamentals (e.g., monetary policy shifts, fiscal policy shifts, political shifts, gross domestic product growth, deficit trends, inflation, trade imbalances, interest rate trends, commodity price trends, global investor sentiment and inter-country government relations) in developing their investment theses. Investment Managers may be either long or short, and may employ significant leverage.

The Staff notes that the substance of the disclosure contained in each of these bullet points appears to be the same. Consistent with Staff Comment Nos. 10 and 11, please clarify, in the aforementioned disclosure, the difference, if any, between the strategies employed by the Fund and the Acquiring Fund.

Response 12.   In order to clarify the absence of any substantive difference between the strategies employed by the Fund and the Acquiring Fund as set forth in the aforementioned disclosure, we propose to revise the disclosure as follows:

•	~~(Acquiring Fund only)~~ Macro strategies involve investing in Investment Funds that have the broadest mandate and trade in all asset classes around the world, including, but not limited to, fixed-income, equity, foreign exchange, commodities and emerging markets. Investment Managers generally will focus on underlying macro-economic fundamentals (e.g., monetary policy shifts, fiscal policy shifts, political shifts, gross domestic product growth, deficit trends, inflation, trade imbalances, interest rate trends, commodity price trends, global investor sentiment and inter-country government relations) in developing their investment theses, although technical data or money flows also may be considered. Investment Managers will establish opportunistic long or short market positions in an attempt to profit from anticipated market moves. Investments using these strategies may be either long or short, and may employ significant leverage. Examples include discretionary strategies, systematic strategies and commodity trading strategies.

~~•~~	~~(Fund only) Global macro strategies have broad mandates and involve trading in all asset classes around the world, including, but not limited to, fixed-income, equity, foreign exchange, commodities and emerging markets. Investment Managers generally focus on underlying macro-economic fundamentals (e.g., monetary policy shifts, fiscal policy shifts, political shifts, gross domestic product growth, deficit trends, inflation, trade imbalances, interest rate trends, commodity price trends, global investor sentiment and inter-country government relations) in developing their investment theses. Investment Managers may be either long or short, and may employ significant leverage.~~

Securities and Exchange Commission

January 26, 2021

Comment 13.   The first sentence of the first paragraph under the caption "Summary—Comparison of the Acquiring Fund and the Fund—Fundamental Policies" states:

The Fund and Acquiring Fund's stated fundamental policies, which may be changed only by the affirmative vote of a majority of the outstanding voting securities, are different and are listed below.

The Staff notes that, other than the fundamental policies regarding commodities and real estate, the fundamental polices for the Fund and the Acquiring Fund are the same. Please revise the aforementioned disclosure to clarify how the fundamental policies of the Fund and the Acquiring Fund are different.

Response 13.  We propose to revise the disclosure as follows:

The Fund and Acquiring Fund's stated fundamental policies, which are listed below and may be changed only by the affirmative vote of a majority of the outstanding voting securities, ~~are different and are listed below~~are the same except as respects the fundamental policies regarding investments in commodities and real estate, as noted below.

Comment 14.   The fourth bullet point of "Summary—Comparison of the Acquiring Fund and the Fund—Investment Risks—Liquidity Risks" states:

•	(Fund only) The Investment Funds' portfolios may include investments that are difficult to value and that may only be able to be disposed of by the Investment Managers at substantial discounts or losses.

Please explain supplementally why this risk factor does not also apply to the Acquiring Fund.

Response 14.  This risk factor also applies to the Acquiring Fund. We propose to revise the disclosure to delete reference to "(Fund only)".

Securities and Exchange Commission

January 26, 2021

Comment 15. The Staff notes that all of the risk factors under "Summary—Comparison of the Acquiring Fund and the Fund—Investment Risks—Investment Strategy Risks" are the same except for the following:

•	(Fund only) Investment Managers may invest in highly speculative strategies, which involve significant risk of loss, including those in which the Investment Managers may sell securities short, concentrate investments in foreign currencies, focus on emerging markets or invest solely in volatile industry sectors.

Please explain supplementally why this risk factor does not also apply to the Acquiring Fund.

Response 15. This risk factor also applies to the Acquiring Fund. We propose to revise the disclosure to delete reference to "(Fund only)".

Comment 16. The final paragraph under the caption "Summary—Comparison of the Acquiring Fund and the Fund—Capitalization" states:

Each Acquiring Fund investor has the right to cast a number of votes based on the value of such investor's capital account relative to the value of all capital accounts of investors at any Special Meeting of investors. Each Fund Share has one vote at any Special Meetings of Shareholders. In general, any action requiring a vote of the holders of Acquiring Fund Interests or Fund Shares shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Acquiring Fund Interests or Fund Shares, as applicable or a majority of the total number of votes eligible to be cast by investors or shareholders, as applicable. Any change in the Acquiring Fund's or the Fund's fundamental policies may also be authorized by the affirmative vote of "a majority of the outstanding voting securities" (as defined in the 1940 Act) of the Acquiring Fund or the Fund. Investors in the Acquiring Fund and the Fund have no conversion, preemptive or other subscription rights. With very limited exceptions, as set forth in the Fund's Third Amended and Restated Agreement and Declaration of Trust, as amended and/or restated from time to time (the "Trust Agreement"), and the Acquiring Fund's Third Amended and Restated Limited Liability Company Agreement, as amended from time to time (the "LLC Agreement"), Fund Shares and Acquiring Fund Interests are not transferable.

Please include in (or within close proximity to) the aforementioned disclosure a comparison of any provisions of the Funds' organizational documents that would have an effect of delaying, deferring or preventing a change of control of the Funds. See Item 10.1.f of Form N-2. To the extent there are differences, please so disclose. If there are no differences, please confirm so in your response.

Response 16. The Funds' organizational documents do not contain any provision that would have an effect of delaying, deferring or preventing a change of control of the Funds.

Comment 17. Under the caption "Summary—Comparison of the Acquiring Fund and the Fund—Subscription and Redemption Procedures," please disclose the restrictions on who can invest in the Funds.

Response 17. We propose to revise the disclosure under this caption to include the following new subsection:

Investor Qualifications. The qualifications for investing in the Acquiring Fund and the Fund are the same.

Securities and Exchange Commission

January 26, 2021

Acquiring Fund Interests and Fund Shares are sold only to investors that are "qualified clients," as defined in Rule 205-3 under the Advisers Act ("Qualified Investors"). Before investing in the Acquiring Fund or the Fund, a prospective investor's financial advisor or sales representative requires a certification that the prospective investor is a Qualified Investor and will not transfer its Acquiring Fund Interests or Fund Shares, as applicable, except in the limited circumstances permitted in the LLC Agreement or Trust Agreement, as applicable. Existing investors seeking to purchase additional Acquiring Fund Interests or Fund Shares, as applicable, are required to qualify as Qualified Investors at the time of the additional purchase. (The form of investor certificate (the "Investor Certificate") that each prospective investor must sign is attached to each fund's Prospectus as an appendix.) If an Investor Certificate is not received and accepted by UBS Financial Services Inc., the distributor of Acquiring Fund Interests and Fund Shares (the "Distributor"), a prospective investor's order will not be accepted. Other similar arrangements may be permitted by the Distributor instead of the Investor Certificate. If an investor attempts to transfer Acquiring Fund Interests or Fund Shares, as applicable, in violation of the LLC Agreement or Trust Agreement, as applicable, the transfer will not be permitted and will be void. The Acquiring Fund and the Fund, in their discretion, may suspend applications for Acquiring Fund Interests and Fund Shares, as applicable, at any time.

By acquiring Acquiring Fund Interests or Fund Shares, as applicable, an investor acknowledges and agrees that: (i) any information provided by the Acquiring Fund or the Fund, the Adviser or any of their respective affiliates (including information set forth in each fund's Prospectus and SAI) is not a recommendation to invest in the Acquiring Fund or the Fund, and that none of the Acquiring Fund or the Fund, the Adviser or any affiliates thereof is undertaking to provide any investment advice to the investor (impartial or otherwise), or to give advice to the investor in a fiduciary capacity in connection with an investment in the Acquiring Fund or the Fund and, accordingly, no part of any compensation received by the Adviser is for the provision of investment advice to the investor; and (ii) the Adviser has a financial interest in the investor's investment in the Acquiring Fund or the Fund on account of the fees it expects to receive from the Acquiring Fund and the Fund as disclosed herein.

Comment 18. The first sentence of the disclosure under the caption "Summary—Comparison of the Acquiring Fund and the Fund—Distributions" states:

There are significant differences between the distribution policies of the Fund and the Acquiring Fund, the tax treatment of distributions made by the Fund and the Acquiring Fund, and the character of income that passes through from the Fund to a shareholder compared to from the Acquiring Fund to an investor.

Please disclose these differences in the "Questions and Answers" section of the Registration Statement.

Response 18. We propose to add the following new "Question and Answer" immediately preceding the question, "Who will pay the expenses of the proposed Reorganization?":

DO THE FUNDS HAVE SIMILAR DISTRIBUTION POLICIES?

No. The Acquiring Fund does not anticipate making periodic distributions of its net income or gains, if any, to investors. The amount and times of distributions, if any, will be determined in the sole discretion of the Board of Directors of the Acquiring Fund. Whether or not distributions are made, investors will be required each year to pay applicable U.S. federal, state and local income taxes on their allocable share of the Acquiring Fund's taxable income, and generally will have to pay those taxes from sources other than Fund distributions.

Securities and Exchange Commission

January 26, 2021

The Fund, however, pays dividends on Fund Shares at least annually in amounts representing substantially all of the net investment income, if any, earned each year. The Fund pays substantially all taxable net capital gain realized on investments to shareholders at least annually.

Distributions by the Fund that are, or are considered to be, in excess of the Fund's current and accumulated earnings and profits for the taxable year in which the distribution is made will reduce the adjusted tax basis of a shareholder's Fund Shares (but not below zero). Any such distributions that reduce the adjusted tax basis of a shareholder's Fund Shares (but not below zero) represent a return of capital and, as such, will not be subject to tax at the time of the distribution. Such distributions, because they reduce the adjusted tax basis of a shareholder's Fund Shares, may result in an increase in the amount of income or gain (or decrease in the amount of loss) that a shareholder will recognize for U.S. federal income tax purposes upon the disposition of such shareholder's Fund Shares or upon certain subsequent distributions in respect of such Fund Shares. As a result, any such distributions may result in a shareholder paying higher taxes at a later date.

For a more detailed discussion of the significant differences between the distribution policies of the Fund and the Acquiring Fund, the tax treatment of distributions made by the Fund and the Acquiring Fund, and the character of income that passes through from the Fund to a shareholder compared to from the Acquiring Fund to an investor, please refer to the enclosed Prospectus/Proxy Statement.

Comment 19. The last sentence of the fifth paragraph under the caption "Reasons for the Reorganization" states:

In addition, the Fund's Board considered that the Reorganization presents an opportunity for Fund shareholders to acquire Acquiring Fund Interests without paying any additional sales load.

Consistent with Staff Comment Nos. 2, 3, 5 and 6, please disclose, to the extent accurate, that the Fund's Board of Trustees considered that, following consummation of the Reorganization, the Acquiring Fund is expected to have a direct annual expense ratio that is one basis point higher than the Fund and a total annual expense ratio that is higher than the Fund. The Staff notes that the note to paragraph (a)(2)(i) of Rule 17a-8 under the Investment Company Act of 1940, as amended (the "1940 Act"), references Investment Company Mergers, Release No. IC-25666 (July 18, 2002), for a discussion of factors that may be relevant to a fund board's determinations in approving an affiliated fund merger under Rule 17a-8. The Staff notes that one of these factors is "[a]ny effect of the merger on annual fund operating expenses."

Response 19. We propose to revise the second paragraph under the caption "Reasons for the Reorganization" as follows:

The Fund's Board has concluded that the Reorganization is in the best interests of the Fund and that the interests of the Fund's shareholders will not be diluted as a result of the Reorganization. In reaching this conclusion, the Fund's Board, based upon information provided by the Adviser, determined that reorganizing the Fund with and into the Acquiring Fund—which also is managed by the Adviser and has an identical investment objective and substantially identical investment strategies and investment practices (and related risks) as the Fund, and similar investment policies to the Fund—offers potential benefits to Fund shareholders. In this regard, the Board considered, among other things, that: (i) the Adviser expects to liquidate the Fund if the Reorganization is not approved, and that liquidation also would not be tax-free and would impose additional costs on Fund shareholders; and (ii) as opposed to liquidation of the Fund, the Reorganization will permit Fund shareholders to continue to pursue substantially similar investment goals in a larger combined fund that has an identical investment objective and substantially identical investment management policies, a lower asset-based fee structure (following consummation of the Reorganization), and better recent performance, and is expected to have a similar (i.e., one basis point higher) direct annual expense ratio (although the Acquiring Fund will not have the benefit of an expense limitation agreement), but a higher total annual expense ratio (including "Acquired Fund Fees and Expenses"). As of December 31, 2020, the Acquiring Fund and the Fund had net assets of approximately $[98] million and approximately $[55] million, respectively. Over the long term, taking into consideration the reduction in the Acquiring Fund's management fee, the lack of incentive fee and the possibility that the combined fund's assets increase, investors could benefit from certain economies of scale, as the combined fund's fixed costs would be spread across a larger asset base.

Securities and Exchange Commission

January 26, 2021

Comment 20. The penultimate paragraph under the caption "Reasons for the Reorganization" states, in part:

In determining whether to approve the Reorganization, each Board also considered the following factors, among others: (xi) the Acquiring Fund and Adviser's agreement to bear the expenses directly related to the Reorganization.

The Staff notes that Section 9.4 of the Agreement and Plan of Merger provides that the Acquiring Fund will bear the expenses directly related to the Reorganization. Accordingly, please delete reference to the Adviser in the aforementioned disclosure.

Response 20. We have made the requested deletion.

Comment 21. The fourth paragraph under the caption "Voting Information" states:

A quorum is constituted for the Fund by the presence in person or by proxy of the holders of one-third (33-1/3%) of the Fund Shares entitled to vote at the Special Meeting. Virtual attendance at the Special Meeting constitutes in person attendance for purposes of calculating a quorum. If a quorum is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, the Special Meeting may be adjourned by a majority of votes properly cast upon the question of adjournment.

In addition, the Special Meeting may be adjourned by, or upon the authority of, the Trustees.

Please disclose the treatment and effect of broker non-votes for purposes of quorum and voting. See Item 7(c)(2) of Form N-14; Item 21(b) of Schedule 14A. If broker non-votes are not applicable in this instance, please confirm so in your response.

Response 21. All shareholders of the Fund are registered directly with the Fund—that is, all shareholders hold their Fund shares directly, and no shareholders hold their Fund shares through a broker, bank or other nominee. Accordingly, there will not be any broker non-votes in connection with the solicitation of proxies.

Securities and Exchange Commission

January 26, 2021

Comment 22. The third sentence of the fourth paragraph under the caption "Voting Information" states:

If a quorum is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, the Special Meeting may be adjourned by a majority of votes properly cast upon the question of adjournment.

Please delete this language or add a proposal to the Prospectus/Proxy Statement and the proxy card for Fund shareholders to vote to adjourn the Meeting to permit further solicitation of proxies.

Response 22. It is respectfully requested that the comment be waived.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973) (the "Adjournment Release"), the Commission withdrew proposed Rule 20a-4 under the 1940 Act, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In the Adjournment Release, the Commission expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Fund represents that it will evaluate any proposed adjournments consistent with the Commission's guidance in the Adjournment Release, and we propose to revise the aforementioned disclosure as follows:

If a quorum is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, the Special Meeting may be adjourned by a majority of votes properly cast upon the question of adjournment to permit further solicitation of proxies. If an adjournment is proposed, the persons named as proxies will vote thereon according to their best judgment in the interest of the Fund.

Securities and Exchange Commission

January 26, 2021

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release, therefore, does not support the notion that such adjournments are a substantive proposal for which proxies must be solicited independently. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission's Disclosure Operations: Proxy Rules Reference Book (1980):

A question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Consistent with the Delaware Statutory Trust Act, the Trust Agreement states that: "Any meeting of Shareholders, whether or not a quorum is present, may be adjourned by a majority of votes properly cast upon the question of adjournment." The Prospectus/Proxy Statement recites this authority. As a result, we believe that any adjournments made pursuant to the Prospectus/Proxy Statement will be consistent with Rule 14a-4 under the Exchange Act.

Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book, and consistent with our understanding of general operating company practice, whether a matter is "incident to the conduct of the meeting" is a question of state law.

In addition, as noted above, the Prospectus/Proxy Statement explicitly will state that the persons named as proxies are authorized to vote, as designated by the Fund's shareholders, on any adjournment or postponement of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the Commission's consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from "matters incident to the conduct of the meeting" under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management's discretionary authority when voting proxies. We believe, therefore, that adjournments are not prohibited by Rule 14a-4(d)(4), as they are "matters referred to in" Rule 14a-4(c)(7), and that the Prospectus/Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

Securities and Exchange Commission

January 26, 2021

Part C

Comment 23. On the signature page to the Registration Statement, please identify the Acquiring Fund's principal financial officer.

Response 23. The Fund has a Principal Accounting Officer, who also performs the functions of a principal financial officer. We propose to reflect this notion in the signature section.

* * * * * * * *

Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Max Vogel of this office at 212.969.3376 (mvogel@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Max Vogel

APPENDIX A

DRAFT

[_____________] [__], 2021

A&Q Long/Short Strategies Fund LLC
600 Washington Boulevard
Stamford, Connecticut 06901

Re: Registration Statement on Form N-14

Ladies and Gentlemen:

We have acted as counsel to A&Q Long/Short Strategies Fund LLC (the "Fund"), a Delaware limited liability company, in connection with the preparation and filing by the Fund of a Registration Statement on Form N-14, Registration No. 333-251803 (the "Registration Statement"), registering limited liability company interests of the Fund ("Interests") to be issued pursuant to the terms of the offering as set forth in the prospectus/proxy statement (the "Prospectus/Proxy Statement") included as part of the Registration Statement. The Registration Statement relates to the proposed merger of A&Q Masters Fund, a Delaware statutory trust ("Masters"), with and into the Fund.

In connection with the rendering of this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Fund, certificates of public officials, officers or other representatives of the Fund, and other persons, and other documents, Fund records and instruments as we have deemed relevant as a basis for the opinion set forth below, including, without limitation:

(1)                        the Registration Statement;

(2)                        the Prospectus/Proxy Statement and statement of additional information ("SAI") contained within the Registration Statement;

(3)                        the form of Agreement and Plan of Merger attached as Exhibit A to the Prospectus/Proxy Statement (the "Agreement"), certified as of the date hereof by an officer of the Fund;

(4)                        the Certificate of Formation of the Fund, including all amendments thereto, as in effect on the date hereof;

(5)                        the Third Amended and Restated Limited Liability Company Agreement of the Fund, including all amendments thereto, as in effect on the date hereof;

(6)                        Resolutions adopted by the Fund's Board of Directors relating to the authorization of the issuance of the Interests and the approval of the Agreement, certified as of the date hereof by an officer of the Fund;

(7)                        an Officer's Certificate, dated as of the date hereof, of the Principal Accounting Officer of the Fund; and

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(8)                        a certificate, dated February [__], 2021, from the Secretary of State of the State of Delaware as to the existence and good standing of the Fund in such jurisdiction.

In giving this opinion, we have assumed the genuineness of all signatures, the legal capacity of natural persons and the authenticity of all documents we have examined. As to questions of fact relevant to this opinion, without any independent verification, we have relied upon, and assumed the accuracy of, statements and certificates of officers and representatives of the Fund and others.

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that when the Registration Statement has become effective under the Securities Act of 1933, as amended (the "Securities Act"), the Interests to be offered for sale pursuant to the Prospectus/Proxy Statement and SAI included in the Registration Statement will have been duly authorized and, when sold, issued and paid for as contemplated by the Prospectus/Proxy Statement and SAI and authorized by the Fund's Board of Directors, will have been validly and legally issued and will be nonassessable.

The foregoing opinion is limited to the Federal laws of the United States and the Limited Liability Company Act of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in the Prospectus/Proxy Statement and SAI included in the Registration Statement. In giving such permission, we do not admit hereby that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

[SIGNATURE BLOCK]

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APPENDIX B

DRAFT

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Independent Registered Public Accounting Firm" in the Joint Prospectus/Proxy Statement, and to the incorporation by reference of our reports dated February 26, 2020 (A&Q Long/Short Strategies Fund LLC) and May 27, 2020 (A&Q Masters Fund) in the Statement of Additional Information, included in the Registration Statement (Form N-14 No. 333-251803) of A&Q Long/Short Strategies Fund LLC.

[SIGNATURE BLOCK]

Ernst & Young LLP

New York, New York

[____________] [__], 2021

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